Room 4561
Via fax (408) 354-7211

March 3, 2009

James Brear
Chief Executive Officer
Procera Networks, Inc.
100C Cooper Ct
Los Gatos, CA 95032

> **Re:** **Procera Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed April 2, 2008**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2007**
> **Filed April 30, 2008**
> **File no. 1-33691**

Dear Mr. Brear:

We have reviewed your letter dated February 25, 2009 in connection with the above referenced filings and have the following comments.

General

1. As previously requested in our letters dated June 23, 2008 and October 24, 2008, please file an amended Form 10-K for the fiscal year ended December 31, 2007 as soon as possible. The amended 10-K should include revised disclosure in response to comments 1 through 4, 8, and 11 through 12 of our letter dated October 24, 2008. In addition, the amended 10-K should include revised disclosure in response to comments 1 through 3, and 17 through 22 of our letter dated June 23, 2008.

2. Your response letter dated February 25, 2009 appears to respond to our comment letter dated June 23, 2008, and does not respond to comments issued in our letter dated October 24, 2008. As such, we are reissuing comments 1 through 12 of our letter dated October 24, 2008 (see below). To the extent that you have addressed our comments in your amended Form 10-K for the fiscal year ended December 31, 2007, or in your amended 8-K filed November 26, 2008, please indicate the page number of the applicable revised disclosure in your response letter.

Previously Issued Comments in our Letter Dated October 24, 2008

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 20

3.   We note your response to our prior comment 4. Please include the expanded overview discussion in the MD&A section of your amended 10-K.

4.   In your response to our prior comment 5, you state that it is impracticable for you to precisely quantify the changes in your revenues from period to period that were attributable to changes in sales volume and to changes in prices. You also express the view that Item 303 of Regulation S-K does not require you to quantify such changes. Item 303 of Regulation S-K requires that you provide meaningful disclosure in quantitative as well as quantitative terms of the reasons for material fluctuations in year-to-year changes in line items, and your discussion should also provide insight into the underlying events and business conditions that led to your reported financial results. Instruction 4 to Item 303(a) requires a discussion of the causes of material changes from year-to-year in financial statement line items "to the extent necessary to an understanding of the registrant's businesses as a whole." An analysis of changes in line items is required where material and where the changes diverge from changes in related line items of the financial statements, where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change, or where there are material increases or decreases in net sales or revenue. See Section III.D of SEC Release No. 34-26831. In addition to the qualitative disclosure you have represented that you will include in future filings, your discussion of revenues should also indicate in quantified terms the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of the services provided. The fact that you offer a number of products should not prevent you from providing meaningful, quantitative information that will inform investors of the extent to which changes in price and changes in volume each affected your revenues from one period to the next. Please include this revised disclosure in your amended 10-K.

5.   In further response to our prior comment 5, you note that some of the change in revenues was due to the introduction in new products. To the extent material, the nature of these new products, their effect on your overall product line, and the dollar contribution the new products had to your revenues would all appear to warrant discussion. The known or expected effect of the introduction of the new

products and management's views concerning competitive conditions for legacy products should be described, as material. It appears that you would be able to estimate the approximate amount of changes in revenues from legacy products from one period to the next that are due to changes in prices as opposed to changes in volumes of those legacy products, and that you could concisely explain the method you followed in making those estimates. To the extent material, please include this revised disclosure in your amended 10-K.

Consolidated Statement of Operations and Other Comprehensive Income, page F-5

Note 2. Summary of Significant Accounting Policies

6.   We note your response to our prior comment 6 where you indicate that beginning with the June 30, 2008 Form 10-Q, the Company has revised your income statement disclosures to include a breakdown of revenues and cost of revenues between product and services pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X. Tell us whether the income statement disclosures included in your December 31, 2007 Form 10-K complied with this Rule. Further, considering the Company will be amending your Form 10-K to address the issues noted below, please also revise your income statement disclosures to comply with the requirements of Rule 5-03(b)(1) and (2) of Regulation S-X or provide support as to why you believe no revisions are necessary.

Revenue Recognition, page F-14

7.   We note your response to our prior comment 8 where you indicate that you recognize revenue in accordance with SAB 104 and for the portion of revenues that are derived from the sale, service, and support of software; you follow the guidance of SOP 97-2. However, in the revenue recognition policy, (page 5 of your December 31, 2007 Form 10-K), you state that the Company's most common sales include software and a hardware appliance and the software is essential to the functionality of the product. As a result, you account for all transactions involving software under the guidance of SOP 97-2. Please explain the disparity between your response and your revenue recognition policy.

8.   We also note your response to our prior comment 8 with regards to VSOE of fair value of PCS. Your response states that virtually all sales have a standard price for service as identified in the purchase order or in a contractual agreement. It is not clear if the price stated in the contract is (a) the price the customer is required to pay when they renew the PCS services or (b) the price the customer is paying for the first year of PCS services. If the former is the case, then please explain further your statement that your historical renewal rates are "consistent" with the contract and purchase order price. Tell us how you determined the contractually

stated renewal rates are substantive. In this regard, tell us what percentage of your customers actually renews at the contractually stated rates and tell us what you mean by "consistent" renewal rates. Alternatively for those elements where VSOE is based upon the normal pricing practices when services are sold separately, please describe the process you use to evaluate the various factors that effect your VSOE. For instance, we note from your response that the fair value of service is "extremely consistent" within specific segments such as regions of the world, market and size of customer. Please explain further what you mean by "extremely consistent" and tell us how you determined that there is a significant clustering of pricing within the specific segments (regions, market and customer size) to reasonably establish VSOE of fair value for PCS based on separate sales. We refer you to paragraph 10 and 57 of SOP 97-2.

Note 3. Merger with Netintact, page F-18

9.   We note your response to our prior comment 9 where you provided the audit opinion for Netintact and the US GAAP to Swedish GAAP reconciliation footnote. Please amend the Form 8-K filed on March 8, 2007 to include these disclosures.

10.   We note your response to our prior comment 11 where you indicate that the Company did not exclusively rely on the independent third-party valuation to determine the fair value of intangible assets. As such, the Company does not believe it is appropriate to refer such specialist as an "Expert." Considering your Form 10-K is incorporated by reference into your Securities Act filings (e.g. Form S-8), please amend your Form 10-K to remove the reference to the independent third-party valuation specialist throughout your filing.

Note 5. Intangible Assets, page F-19

11.   We note your response to our prior comment 14 where you indicate that the Company "elected" to reclassify the amortization of Netintact product software to cost of revenues and that you made these adjustments in the Company's June 30, 2008 Form 10-Q financial statements. Classifying the amortization of software that is sold, leased or otherwise marketed is not an "election" but rather is required pursuant to Question 17 of the SFAS 86 Staff Implementation Guide. Tell us how you determined that an amendment to your December 31, 2007 Form 10-K is not necessary and provide your SAB 99 analysis to support your conclusions.

12.   Also, please explain further why you "elected" to maintain the categorization of MI software in general and administrative expense. In this regard, tell us whether

this is software that is sold, leased or otherwise marketed or tell us whether this software is used in the Company's operations.

Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page F-33

13.   We note your response to our prior comment 15. As previously indicated, please file an amended Form 10-K including your management's assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

Exhibits 31.1 and 31.2

14.   We note your response to our prior comment 16. Please ensure that your amended Form 10-K includes certifications that comply with all requirements of Item 601(b)(31) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 and Mark Shuman, Branch Chief-Legal at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief